FORM 6-K


                SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549



                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                   For the month of July, 2002

                          A/S STEAMSHIP COMPANY TORM
               (Translation of registrant's name into English)

                           Marina Park
                         Sundkrogsgade 10
                       DK-2100 Copenhagen 0
                             Denmark
             (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F X Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes No X


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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of a Statement issued by A/S STEAMSHIP COMPANY TORM (the "Company") to the Copenhagen Stock Exchange on July 1, 2002 (Statement No. 21-2002) regarding the Company's offer to acquire Dampskibsselskabet Norden.

Exhibit 1


Kobenhavns Fondsbors
(The Copenhagen Stock Exchange)
Nikolaj Plads 6
1067 Copenhagen K                       A/S Dampskibsselskabet TORM
                                        Marina Park
                                        Sundkrogsgade 10
                                        DK-2100 Copenhagen 0
                                        Denmark

                                        Tel:    +45 39 17 92 00
                                        Fax:    +45 39 17 93 93
                                        Telex:  22315 TORM DK

                                        E-mail: mail@torm.dk
                                        Website: ww.torm.dk
                                        Comtex:  A43DK152

                                        VAT/CVR.No. 2246 0218








1st July 2002  Statement No.  21 - 2002
               Contact Person: Klaus Kjaerulff, CEO (Phone +45 39179200) Contact Person: N. E. Nielsen, Chairman of the Board
                              (Phone +45 72270000)


o TORM aims to create a significant Danish world class shipping company by combining TORM and Dampskibsselskabet
     'Norden' A/S (Norden).

o    TORM owns nearly 28% of the shares of Norden

o TORM has made a general offer for the remaining shares of Norden at DKK 360 per share - a premium of 25% as against the closing price on Friday 28th June, 2002.


TORM intends to create a new, substantial world class Danish shipping company with Norden, given that the two companies complement one another well. As a result, TORM has purchased 27,7% of the shares in Norden, which equals to 30,8% of the share capital after taking into account the 10% of the shares which Norden itself owns.

TORM has therefore offered to purchase all the outstanding shares of Norden for a cash price of DKK 360 per share. This equates to a premium of nearly 25% as against the closing price of the share on Friday, 28th June, 2002. The offer is valid until 19.00 hours 29th July, 2002.

TORM is today the world's leading operator in the transport of clean petroleum products such as gasoline, naphta and diesel oil and has been an active initiator of the highly successful pooling concept which today encompasses 14 of the world's leading shipping companies comprising a fleet in excess of 50 vessels. TORM currently owns 15 of these vessels with a further 8 new buildings on order which will be delivered through 2004.

NORDEN currently operate 9 tankers, which are ideally suited to the strategy which TORM has developed. Norden has a further 7 new buildings on order which will be delivered during the next two years. An integrated TORM-Norden will further reinforce the Company's position as the leading operator of product tankers.

Norden has built up an enviable size and level of expertise in the dry bulk market where the Company currently operates some 50 vessels with a further six vessels on order. These will be supplemented by TORM's approximately 20 bulk carriers.

The total turnover of the combined companies will be in excess of DKK 5 billion per annum.

"It would be difficult to find two shipping companies where the synergies through a merger are more obvious than is the case with TORM and Norden, states TORM's CEO Klaus Kjaerulff. We would be able here to create a Danish shipping company of world class, having regard to the industry's need for further consolidation. More and more, individual shipping companies face customers who themselves are actively consolidating and becoming larger. The intention will be to concentrate the tanker activity under the TORM name and flag and, similarly, to combine the dry bulk activity under the Norden name and flag whereby two, substantial entities of the highest standards will be created".

Aside from the obvious benefits a merger will bring through sheer size, it is expected that a combined company will be of greater interest to both Danish and international investors and thereby result in more turnover in the stock-listed TORM share. The bigger company will also have better access to the international capital markets, which will be of crucial importance in terms of future growth.

"For a number of years, discussions have taken place from time to time between the two companies about the feasibility of a merger, says TORM's Chairman Mr. N.E. Nielsen. Given that we are here talking about two of Denmark's oldest and most traditional shipping companies, it has to date not proved possible to reach the commercially most viable solution such a merger would create", says TORM Chairman N.E. Nielsen.

"We are in the meantime convinced that the time now is right not only because of the growing trend towards consolidation, but also because the expertise developed separately within each organisation makes a merger a natural" says N.E. Nielsen. In this respect, we noted with interest that Norden's 2000 annual report makes reference to the need for structural change within the industry. We are in complete agreement with this assessment and our offer to Norden's shareholders should be seen against this background. The two companies complement one another in every respect and makes it possible to create a significant Danish shipping company".

Commenting on the price offered, N.E. Nielsen states: `We believe that the price offered is fair and endeavours to reflect the very real values inherent in Norden along with the advantages which a merger creates, also taking into account the liquidity of the Norden share.

"We  believe  that merging  these two  companies  will result in considerable advantages for shareholders, pool partners, customers and the employees. Norden's shareholders will receive an immediate and substantial premium for their shares whereas TORM's shareholders can participate in the future growth potential of the combined company. For the pool partners, the combined company will have an even greater market share, whereas the customers will benefit from an even stronger supplier. Finally, the new company will offer a greater level of career opportunities for the employees than is the case at present.

TORM, whose shares are quoted on the Copenhagen Stock Exchange and the Nasdaq have in recent years taken a number of initiatives aimed at creating a better liquidity in the share, including the recent dual listing on the Nasdaq. To further support these efforts, the Company has decided to purchase a further 4% of the Company's shares when the time is considered optimal.

The financial advisors for the transaction are Gudme Raaschou, Copenhagen and Jefferies & Company, Inc.


Yours faithfully,
A/S Dampskibsselskabet TORM

Klaus Kjaerulff
Chief Executive Officer

Additional information:
www.torm.dk
www.ds-norden.dk

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                            SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    A/S STEAMSHIP COMPANY TORM
                           (registrant)



Dated:  July 1, 2002
                                 By: /s/ Klaus Nyborg
                                     --------------------------
                                     Klaus Nyborg
                                     Chief Financial Officer






03810.0001 #335053